Zodiac Exploration Inc.

TSX VENTURE: ZEX

September 14, 2011

Zodiac Provides Operations Update in California

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announced today that its second evaluation well (the “1-10 well”) on the Jaguar prospect in Kings County, California, has reached a total depth of 16,950 feet in the Cretaceous and the Company is now preparing to plug back and drill a horizontal leg into the Upper Kreyenhagen formation.

1-10 Well

The 1-10 well, originally targeted to a total vertical depth of 15,240 feet, was deepened to test additional zones of interest including the Cretaceous Moreno formation, a significant source rock interval in this area, according to the USGS.  Petrophysical log and core analysis confirm prospective targets in the Whepley, Vaqueros, Upper Kreyenhagen, and Lower Kreyenhagen formations. The Upper Kreyenhagen zone, which was tested in the Company’s 4-9 well, was cored in the 1-10 well. The overlying source shales and the siltstone reservoir target were cored with a total 110 feet recovered of a total Kreyenhagen thickness over 800 feet.  Visual examination of the core confirms the presence of oil stained fractures.

The well reached total depth at 16,950 feet on August 28, 2011, after intersecting sandstone, siltstone, and shale sections below the Kreyenhagen formation with high background gas readings and associated increases in C1-C5 on mud logs, and oil shows.  With formation pressures estimated in excess of 14,000 psi and significant mud log hydrocarbon response in the lower 250 feet of the wellbore, mudweight was increased to 16.4 pounds per gallon prior to stopping drilling.  As a result of deepening the well the Company has now identified several deeper potential targets.

Murray Rodgers, President and CEO, commented, “We are very pleased with the results from the drilling operations on the 1-10 well.  This well has confirmed the presence of deeper targets that our technical team had identified on 3D seismic acquired in 2009.   The Company is now preparing to plug back and drill a horizontal leg into the Upper Kreyenhagen formation. Further evaluation of the deeper zones with identified hydrocarbon potential will be undertaken in subsequent wells.”

4-9 Well

Following a 45 ton fracture stimulation over a 30 foot interval in the Lower Vaqueros formation, the Company’s 4-9 well flowed water at a stabilized rate of 57 bbls/day over a 19 day period. The well was then shut in for a build up test.  The pressure test analysis indicated a successful fracture treatment, with a negative skin.  Prior to moving up-hole, a total of 2,400 bbls of fluid was recovered from the zone.    The reservoir is overpressured with 10,980 psi reservoir pressure and a gradient of approximately 0.8 psi per foot.  The Company continues to investigate several possible sources for the origin of the water.

The Whepley formation was subsequently tested following a sixty-seven ton fracture stimulation over a 30 foot interval.  This zone flowed 33° API oil at a stabilized rate of 13 bbls/day at a 40% pressure drawdown over a 9 day period prior to the well being shut in for a build up test. The pressure test analysis indicated significant skin (formation) damage of approximately +7, which the Company believes can be addressed by optimizing stimulation procedures in future wells. The forecast derived from the well test analysis demonstrated that a rate of 30 bbls per day could potentially be achieved with a pressure drawdown of 40% and the removal of formation damage from +7 to 0. The reservoir is overpressured with 10,900 psi reservoir pressure and a gradient of approximately 0.8 psi per foot.

Murray Rodgers, President and CEO, commented, ”The Whepley results are very encouraging, as the perforations were placed primarily over the Lower Whepley shale interval due to wellbore constraints.  The Whepley siltstone, comprising a gross thickness of approximately 50 feet, is the primary reservoir interval in the Whepley formation, and remains largely untested in this wellbore.  Petrophysical and core analysis indicate the presence of free oil in both fractures and matrix in this zone.

While the occurrence of water in the Lower Vaqueros test is unexpected, this test does not negate the Vaqueros formation as a target. Given the proximity of the 4-9 wellbore to the 1-9 wellbore, drilled in the 1970’s, in which thousands of barrels of water were injected during well control operations, and the fractured nature of the rock, there is more than one possible source for the water. Secondly, the entire Vaqueros formation is over 650 feet thick, with our first test comprising 30 feet of the lowermost 200 feet of the Vaqueros formation. Oil-bearing sandstones above the tested zone have been identified in core and on well logs in both the 4-9 and 1-10 wells but downhole equipment limitations did not allow us to test these zones in the 4-9 well.  Further testing will be required to fully evaluate this formation.

The deepening of the 1-10 well has confirmed several new potential targets, and more testing will be required to gather key reservoir engineering data so that we can most accurately assess the array of opportunities in our project area. ”

Strategic Advisor Retained

Since Zodiac’s entry into California in 2009, the Company has made substantial progress in advancing its light oil resource plays and the identification of several new play concepts in the San Joaquin Basin.  The Company now believes it is at a point where operational activities should be accelerated in order to maximize value to its shareholders.  In that regard, the Company has engaged Scotia Waterous (USA) Inc. to assist the Company in the identification of a Joint Venture Partner to assist the Company in advancing its California project to commercial development.

Zodiac does not intend to disclose further developments with respect to this process until the board of directors have approved a definitive transaction or strategic option, unless determined or required by applicable law. There can be no guarantee that that the process will result in a joint venture or other transaction, or if a transaction is entered into, as to its terms or timing.

Resignation of Director

The Company also announces that Gary Guidry has resigned as a Director of Zodiac.  The Company has appreciated all of the contributions Mr. Guidry made over the past two years and was disappointed with his decision to resign.  Mr. Guidry stated, "It has been exciting being involved with such a potentially large new resource play, and the talented team at Zodiac.  However my time has been constrained by demands from a new position I accepted with Griffiths Energy International Inc."

Conference Call and Presentation Update

Zodiac will be hosting a conference call at 8:30 am ET (6:30 am MT) on Thursday September 15, 2011 to discuss the operational update highlighted in this press release.  Interested parties can use the following numbers to participate:

Dial in numbers:  416-340-2217 / 866-696-5910 (toll free N.A.) / 800-8989-6336 (toll free Int.)

A recording of the conference call will be available through our website at www.zodiacexploration.ca after completion of the call.

Zodiac will post a brief presentation on its website prior to the conference call that will be discussed during the call and in addition intends to further update its corporate presentation and post on its website prior to Monday September 19, 2011.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's planned drilling of a horizontal leg in the Upper Kreyenhagen formation in the 1-10 well, the testing of deeper zones in subsequent wells, the test results from the 4-9 well including the potential to realize flow rates of up to 30 bbls/day and timing and steps in connection with the strategic review process and plans in connection therewith.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural ngas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.	Zodiac Exploration Inc.
Randy Neely	Murray Rodgers
Chief Financial Officer	President & CEO
(403) 444-7848	(403) 444-7844

www.zodiacexploration.ca